UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 14, 2011

By:	/s/ Jeffrey David McGhie
Name:	Jeffrey David McGhie
Title:	General Counsel

VIMPELCOM DELIVERS STRONG SUBSCRIBER GROWTH AND DOUBLE-DIGIT TOP LINE INCREASE IN 3Q11

KEY RESULTS AND DEVELOPMENTS*

—      Total mobile subscriber base increased 11% YoY to 199 million; surpassing 200 million mark in October

—     Strong revenue growth of 10% YoY to USD 6.1 billion

—     EBITDA increased 4% YoY to USD 2.5 billion

—     Net Income declined to USD 104 million, mainly due to non-cash forex related items

—      Capex of USD 1.2 billion in 3Q11, resulting in 17% Capex on revenues YtD

—      Robust Net Cash from Operating Activities of USD 1.9 billion

Amsterdam (November 14, 2011) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, today announced operating and financial results for the quarter ended September 30, 2011.

JO LUNDER, CHIEF EXECUTIVE OFFICER COMMENTS:

“We are satisfied with the solid performance we have achieved across our business units in the third quarter during which we have achieved double-digit top-line growth and surpassed the 200 million subscriber mark in October. Our cash flow of USD 1.9 billion from operations remains strong, increasing by almost 70%, however our net result declined mainly due to non-cash items. In Russia, even though we achieved strong revenue and subscriber growth, it was offset by an increase in costs leading to declining profitability. In line with our announced strategy, we will focus on cash flow growth in this market by tackling the key issues through an operational excellence program we have implemented and by leveraging the synergies of the enlarged VimpelCom. The integration process with Wind telecom is ahead of schedule and will be completed by year end. We have already secured synergies of USD 1.9 billion on an NPV basis out of the USD 2.5 billion committed.

Looking ahead, we will maintain our focus on delivering on our value agenda by driving sustainable, profitable growth and improving our operational excellence and capital efficiency, leading to increased cash flows. We will provide more details on our strategy tomorrow at our Analyst and Investor Day in Amsterdam.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	Actual			Pro forma
	3Q11	3Q10	YoY	3Q11	3Q10	YoY
Net operating revenues	6,093	2,824	116%	6,093	5,519	10%
EBITDA	2,535	1,358	87%	2,535	2,435	4%
EBITDA margin	41.6%	48.1%		41.6%	44.1%
Net income attributable to VimpelCom Ltd.	104	496	-79%	104	460	-77%
EPS, basic (USD)	0.07	0.39	-82%	0.07	0.28	-75%
Capital expenditures	1,193	520	129%	1,193	906	32%
Net cash from operating activities	1,857	1,097	69%	1,857	-	-
Net debt / LTM EBITDA	-	-	-	2.4	-	-
Total mobile subscribers (millions)	199	92	116%	199	179	11%

*Comparative 3Q10 figures are Pro forma - for pro forma definition see next page. For all other definitions see Attachment E.

STRATEGIC UPDATE

—     Announced Value Agenda for 2012-2014

—     Awarded spectrum in 800MHz and 2600MHz frequencies in Italy, enabling deployment and launch of LTE/4G telecommunication services in the coming years

—     Integration of Wind Telecom on track to be completed by year end

—     Appointment of Deputy CEO and COO Jan Edvard Thygesen

VimpelCom continued its strategic progress in the third quarter, highlighted by the announcement on September 7 of the Company’s Value Agenda for 2012-2014. This follows the closing of the transformational merger with Wind Telecom, which positioned VimpelCom as one of the leading global telecommunications operators in the world with an attractive and balanced portfolio of operations in both developed and emerging markets.

The Company also successfully bid for and was awarded spectrum in 800MHz and 2600MHz frequencies in Italy, enabling deployment and launch of the next wave of broadband services in the coming years. The first spectrum payment was funded with EUR 182 million of cash available and a bridge loan of EUR 500 million; a bank guarantee is in place for the remaining outstanding amount which will be payable in 5 yearly installments. In addition, the 2G license in Bangladesh was renewed and a 3G license in Laos was granted.

In October OTH received 99.99% approval from its shareholders for the demerger and the internal reorganization and is finalizing the process with the Egyptian Financial Supervisory Authority (EFSA).

Following the closing of the acquisition of Wind Telecom, VimpelCom launched a comprehensive integration program to capture the benefits of the combination and to achieve synergies from the enlarged group. Total expected synergies from the acquisition and integration of Wind Telecom are expected to be at least USD 2.5 billion. Phase 1 initiatives have already secured synergies in the amount of USD 1.9 billion on a NPV basis.

The integration process, which is expected to be completed by year-end, has made significant steps forward in several areas, including systems, policies and organization. This will allow VimpelCom to start the New Year with a full focus on the Value Agenda. The newly appointed Deputy CEO and COO will have an operational responsibility liaising directly with the business unit operations and focusing on operational excellence as part of the Value Agenda. In addition Elena Shmatova was asked to join the management team in Amsterdam in order to apply her extensive knowledge and experience across the entire Group. She will continue to manage the BU Russia until a replacement is appointed.

As part of the acquisition of Wind Telecom, VimpelCom entered into a value sharing agreement with Weather Investments II regarding Djezzy. The value sharing agreement gave VimpelCom the option to exercise a value sharing mechanism that would allocate the potential upside value and downside risk in various scenarios. Having considered all of the facts and circumstances, VimpelCom’s Supervisory Board has taken a business decision not to exercise and to let expire the value sharing mechanism and, therefore, to retain both the potential downside risk and upside value.

On November 15, VimpelCom will organize its first analyst and investor day. The Analyst and Investor Day will be held from 13:00 to 18:00 CET and will be audio webcasted. The call and slide presentations may be accessed via webcast at http://www.vimpelcom.com.

PRESENTATION OF FINANCIAL RESULTS

Actual nine months 2011 results reflect the consolidation of Wind Telecom as of April 15, 2011. The Company believes pro forma comparisons provide the most meaningful comparison of financial performance and, unless otherwise stated, all comparisons in this press release are on a pro forma basis. For further details about the adjustments and assumptions of our pro forma results, please refer to VimpelCom’s press release issued on August 18, 2011 and available on our website.

VimpelCom Ltd. consolidated results presented in this earnings release are based on US GAAP. The results of Business Units Europe & North America and Asia & Africa, excluding SEA, are based on IFRS. The correction to US GAAP of these business units has been made at the Group level.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

The pro forma information presented in this press release reflects what the Company’s results of operations would have looked like had the Company’s transactions with Wind Telecom and Kyivstar occurred on January 1, 2010.

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS

—     Total mobile subscriber base increased by 11% YoY to 199 million

—     Revenues up 10% YoY to USD 6.1 billion

—     EBITDA up 4% to USD 2.5 billion

—     Net income decreased to USD 104 million, mainly due to non-cash forex related items

—    CAPEX at USD 1.2 billion

—    Net cash from operating activities was USD 1.9 billion, 69% higher than a year ago

—     Gross debt declined during the quarter to USD 26.0 billion, due to forex and debt repayment

—    Net debt / LTM EBITDA was 2.4x at the end of the third quarter

OPERATING PERFORMANCE OVERVIEW

The total mobile subscriber base increased by 11% YoY to 199 million by the end of the third quarter and surpassed the 200 million mark in October. The largest absolute contribution came from accelerated growth in subscribers in the Asia & Africa Business Unit. The Company also achieved strong growth in fixed and mobile broadband in Russia, Italy and Ukraine.

In Russia, the Company had the highest net additions of mobile subscribers in the market during the first 9 months of 2011. The subscriber growth rate decreased in the third quarter compared to the second quarter, in line with the announced strategy to focus on profitable growth. Mobile broadband subscribers in Russia increased 59% YoY to 2.4 million and fixed broadband subscribers grew 46% YoY to 1.8 million.

In the Europe and North America Business Unit, the Company’s Italian business continued to outperform the broader Italian telecom market in the third quarter despite the ongoing weak macroeconomic environment and unfavorable regulatory developments. VimpelCom strengthened its market position in Italy in both mobile and fixed-line, increasing its revenue share in both segments. The fixed broadband subscriber base increased 15% YoY to 2.1 million, while Mobile broadband revenues increased 34% YoY.

In the Africa and Asia Business Unit, the Company achieved strong growth in its subscriber base across all countries of operation, reaching 78 million in total. The improved performance was driven primarily by increased usage of voice traffic and focus on cost optimization.

The Ukraine Business Unit continued to deliver healthy top line revenue growth and maintained its leading market position. The Business Unit delivered strong growth in mobile and fixed data revenues and doubled its fixed line broadband subscribers. Mobile data revenue grew 27% YoY to UAH 212 million driven by increased usage of data services in USB modem offers and within the new bundled tariff plans.

The CIS Business Unit delivered double digit revenue growth in all of its markets, except Armenia, and was able to maintain subscriber growth with a clear focus on quality.

OPERATING FINANCIALS PER BUSINESS UNIT

USD mln	Pro forma			Pro forma
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	6,093	5,519	10%	17,582	16,196	9%
of which:
BU Russia	2,397	2,099	14%	6,791	6,060	12%
BU Europe & North America	1,970	1,773	11%	5,847	5,419	8%
BU Africa & Asia	957	910	5%	2,797	2,657	5%
BU Ukraine	437	426	3%	1,225	1,171	5%
BU CIS	430	361	19%	1,170	992	18%
Other	-98	-50		-248	-104

EBITDA	2,535	2,435	4%	7,163	7,018	2%
of which:
BU Russia	961	988	-3%	2,797	2,863	-2%
BU Europe & North America	742	683	9%	2,056	1,987	3%
BU Africa & Asia	434	385	13%	1,245	1,133	10%
BU Ukraine	235	239	-2%	663	621	7%
BU CIS	198	160	24%	532	461	15%
Other	-34	-20		-130	-47

EBITDA margin	41.6%	44.1%		40.7%	43.3%

*See definitions in Attachment E.

FINANCIAL PERFORMANCE OVERVIEW

Total net operating revenues in the third quarter 2011 increased by 10% YoY, with strong performance across all business units and favorable foreign exchange movements. Overall organic revenue growth came in at 5%. In Russia, revenues increased by 14% in USD terms and 8% in local currency. In Italy, revenues in USD increased by 11%, while in local currency, revenues increased by 2%. The Ukraine Business Unit delivered growth of 3% in USD terms and 4% in local currency. The Africa and Asia Business Unit reported revenue growth of 5%. Lastly, CIS continued to achieve strong performance with a revenue increase of 19%.

EBITDA increased by 4% YoY, supported by favorable currency movements. Excluding these forex effects, EBITDA declined by 1% compared to the same period last year. Solid organic EBITDA growth was seen in emerging markets of the business units of Africa & Asia and CIS, up 13% and 24% respectively, coupled with flat organic EBITDA generated from the business units of Europe & North America and Ukraine. Overall growth was partially offset by the YoY organic decline in Russia.

Net Income from continuing operations was USD 91 million.

Net Income attributable to VimpelCom Ltd. came in at USD 104 million, being 77% lower than 3Q 2010 on a pro forma basis. The main drivers of this USD 356 million decline were unrealized forex losses of approximately USD 110 million attributable to the intercompany loan to Wind Mobile in

Canada denominated in CAD due to negative movements in exchange rate of EGP towards CAD and of approximately USD 180 million due to movements in EUR towards USD rate as opposite to positive movements in 3Q 2010 and the non-cash loss of around USD 110 million related to the fair value adjustment of the embedded derivatives in Wind Italy; these items were offset by other positive movements. CAPEX stood at USD 1.2 billion with investments related to the further roll out of the mobile networks in Russia, Bangladesh, Pakistan and the CIS, while in Ukraine it was mainly related to investments in fixed broadband. Italy continued to invest in the roll out of HSDPA and in the backbone capacity to support the growth in data.

ACTUAL 3Q 2011

On an actual basis, revenues more than doubled YoY and EBITDA increased by 87% YoY as a result of the combination with Wind Telecom in April this year. Consequently, EBIT grew by 56% over the same period of 2010.

Net income declined by 79%, mainly due to higher interest expenses resulting from higher gross debt after the acquisition of Wind Telecom. In addition, net income was also negatively impacted by higher depreciation and amortization charges associated with the Wind Telecom transaction. Moreover net income was further impacted by aforementioned movements.

USD mln	Actual			Pro forma
	3Q11	3Q10	YoY	3Q11	3Q10	YoY
Net operating revenues	6,093	2,824	116%	6,093	5,519	10%
EBITDA	2,535	1,358	87%	2,535	2,435	4%
EBITDA margin	41.6%	48.1%		41.6%	44.1%
EBIT	1,266	812	56%	1,266	1,297	-2%
Financial income and expenses	-481	-111	333%	-481	-493	-2%
Net foreign exchange (loss)/gain and others	-444	39		-444	-24	n.m.
Income tax expense	-250	-230	9%	-250	-316	-21%
Net income from continuing operations	91	510	-82%	91	463	-80%
Net income attributable to VimpelCom Ltd.	104	496	-79%	104	460	-77%
EPS, basic (USD)	0.07	0.39	-82%	0.07	0.28	-75%
Capital expenditures	1,193	520	129%	1,193	906	32%

STATEMENT OF FINANCIAL POSITION & CASH FLOW (ACTUAL)
USD mln				3Q11	2Q11	FY2010

Total assets				55,999	58,873	19,928
Shareholders’ equity				15,226	16,111	10,671
Gross debt				26,004	27,392	5,661
Net debt				22,261	24,104	4,740
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Net cash from operating activities	1,857	1,097	69%	4,092	2,901	41%
Net cash used in/(from) investing activities	1,237	557	122%	3,442	482	n.m.
Net cash used in/(provided) financing activities	171	445	-62%	-1,908	1,383	n.m.

Total assets increased by 181% to USD 56 billion, primarily as a result of the acquisition of Wind Telecom in April, 2011. Gross debt decreased in the quarter from USD 27.4 billion to USD 26.0 billion, mainly due to currency movements of USD 1.2 billion and on balance debt repayment of USD 0.2 billion. Net debt was USD 22.3 billion, leading to a net debt to LTM EBITDA of 2.4x at the end of the third quarter.

Net cash from operating activities at the Group level was positively impacted by the strong cash flow generation from our operating activities and phasing of interest payments. Net cash from investing activities was mainly impacted by the higher investments in property and equipment and the consolidation of Wind Telecom. Net cash used in financing activities was mainly related to debt repayments.

BUSINESS UNITS PERFORMANCE — Russia — Europe and North America — Africa and Asia — Ukraine — CIS

BUSINESS UNIT RUSSIA – FINANCIAL AND OPERATING

RESULTS

—      Strong growth in mobile subscribers coupled with significant increase in mobile broadband subscribers

—     Acceleration of total revenue growth to more than 8% YoY

—     EBITDA margin declined to 40% as a result of growth driven costs

—     Mobile data and fixed broadband are the fastest growing revenue streams

—     In line with strategy, the focus of efforts will shift from top line improvement to profitable growth

The Russia Business Unit continued investments in growing the subscriber base in both fixed and mobile segments, which translated into substantial revenue growth. However, this growth adversely impacted margins, due to the increase in associated costs. To improve profitability, the Company is promoting higher margin data service revenue streams and rebalancing tariff plans in favor of on-net calls. In addition the Company is implementing a RUR 5 billion operational excellence program, as communicated in September. In line with the announced strategy VimpelCom intends to drive sustainable profitable growth in this market.

•	Mobile subscriber base grew 10% YoY to 56.8 mln, while mobile broadband subscribers increased 59% YoY to 2.4 mln.

•	Acceleration of revenue growth continued in 3Q11, bringing the total to RUR 69.6 billion, up 8% YoY, with about 1% attributed to consolidation of NTC in the Far East region of Russia.

•

Mobile revenues increased 8% YoY to RUR 58 billion, driven by increases in voice, data and devices sales revenue streams. Mobile data revenue grew 40% YoY to RUR 4.5 bln and remains the Company’s growth driver in the mobile segment. Actions to maintain the momentum of customer data usage will continue.

•

Fixed-line revenues showed 9% growth YoY primarily due to continued rapid growth in fixed broadband revenue, which reached RUR 2.2 bln, or 55% YoY growth. During the quarter, IPTV service was launched in 2 additional cities, bringing the total number of cities serviced to 34 as of the end of 3Q11.

•

Total EBITDA decreased in 3Q11 versus 3Q10 due to the APPM reduction to competitive levels along with the shift in revenue mix towards lower margin off-net calls to the CIS countries. The EBITDA margin was 40.0% impacted also by growth in low-margin handset sales and one-time write-off of the obsolete handset stock of approximetely 58 million RUR, as well as forex as the growing costs related to the calls to the CIS countries were stated in US dollars.

•	Going forward, the key focus will be on improving the profitability. The aim is to increase gross margin through rebalancing of the tariff plans over the quarters to come.

•	An operational excellence program has already been launched, which has started delivering results. G&A expenses in 3Q11 grew slower than revenue and EBITDA was up 2.9% QoQ.

•	In 3Q11 capex increased by 16% YoY, aligned with the uniform construction schedule throughout the year.

RUSSIA KEY INDICATORS
RUR mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	69,553	64,284	8%	195,066	183,371	6%
Total operating expenditures	41,701	34,040	23%	114,744	96,777	19%
EBITDA	27,852	30,244	-8%	80,322	86,594	-7%
EBITDA margin	40.0%	47.0%		41.2%	47.2%
Capex	13,643	11,716	16%	34,476	22,789	51%
Capex / revenues	20%	18%		18%	12%

Mobile
Mobile net operating revenues	58,094	53,803	8%	162,521	153,510	6%
- of which mobile data	4,486	3,196	40%	12,486	9,399	33%
Mobile EBITDA	24,635	27,130	-9%	71,466	78,090	-8%
Mobile EBITDA margin	42.4%	50.4%		44.0%	50.9%
Mobile subscribers (‘000)	56,824	51,615	10%
- of which mobile broadband (‘000)	2,387	1,500	59%
Mobile ARPU (RUR)	334	343	-2%
MOU	251	222	13%

Fixed
Fixed-line net operating revenues	11,459	10,480	9%	32,544	29,861	9%
Fixed-line EBITDA	3,217	3,114	3%	8,857	8,503	4%
Fixed-line EBITDA margin	28.1%	29.7%		27.2%	28.5%
Fixed-line broadband revenues	2,169	1,402	55%	6,113	4,049	51%
Fixed line broadband subscribers (‘000)	1,833	1,257	46%
Fixed line broadband ARPU (RUR)	410	370	11%

BUSINESS UNIT EUROPE & NORTH AMERICA

FINANCIAL AND OPERATING RESULTS ITALY

—    Service revenue growth of 1% confirms continued outperformance in the Italian market; excluding last MTR cut impact underlying mobile service revenues were up 5%

—     EBITDA growth of 1.4%

—     Mobile subscribers increase to 20.8 mln with almost 10% increase of mobile data ARPU

—    Mobile Internet & Data delivered strong growth with mobile broadband revenues up 34%

—     Fixed broadband subscribers increase 15%, increase in broadband ARPU

In Italy, third quarter performance was solid with WIND further strengthening its position in the market and further growing its revenue market share. In mobile, the market in 3Q11 remained challenging with both a 26% termination rate cut implemented from July 1 2011, and competitive pressure impacting service revenues. These impacts were, however, partially offset by the success of WIND’s portfolio of offerings in voice, messaging and Internet services.

The performance of the mobile broadband offerings remained strong in the period, delivering a 34% revenue increase over 3Q11, driven by the growing demand for smartphones and tablet devices. This performance will strengthen further going forward as indoor coverage is increased further and LTE is rolled-out in the coming years. Traditional data services, mainly messaging, continued to deliver double digit growth over the previous year.

In the fixed-line segment, performance in the quarter was strong with service revenues up 5.5% over the previous year driven by the solid revenue growth in the consumer segment. Results remained strong in the Broadband market with revenues up 23% over the previous year, while fixed-line voice revenues were marginally down, mainly as a result of a decline in traffic volumes.

•	WIND’s total revenues grew 2.5% reaching EUR 1.4 bln driven by a 1% increase in service revenues and certain settlements with other operators in the period.

•

The mobile service revenue trend has been mostly driven by the decline in incoming revenues resulting from the MTR cut; mobile service revenues excluding the last MTR cut impact increased by 5% over the previous year.

•

EBITDA reached EUR 565 mln, up 1.4% over 3Q10, driven by a strong growth in fixed-line EBITDA partially offset by a decrease in mobile EBITDA, the latter being impacted by the aforementioned pressure on service revenues. EBITDA margin was a solid 40.5%.

•	WIND continued to invest in growing both its mobile and fixed-line businesses with capex reaching EUR 226 mln.
•	The Italian government completed the LTE spectrum auction in which WIND was awarded 2 blocks of 800MHz spectrum and four blocks of 2,600MHz spectrum for a total consideration of EUR 1.1 bln.

•	WIND’s mobile business continued to post a positive performance in 3Q11 with mobile subscribers increasing by 6% to 20.8 mln driven by a solid trend in net additions.

•

Mobile ARPU remained under pressure in 3Q11, declining 7%. Strong growth in Data ARPU, up 10%, offset the decline in Voice ARPU resulting from the sharp cut in MTRs from July 1, 2011; the further increase in data-only SIM cards, which do not generate voice revenues, also negatively impacted the Voice ARPU trend. Mobile Data ARPU in 3Q11 grew to over 23% of total mobile ARPU.

•

In fixed-line, our voice subscribers increased by 6% to 3.1 mln with growth concentrated in the higher value direct subscriber base, which grew 10% to 2.35 mln. Broadband subscribers continued to grow at a healthy pace, approaching 2.1 mln subscribers, up 15% over 3Q10. Our dual play offerings also continued to perform strongly with a 14% increase in customer base to 1.7 mln. The fixed-line market in 3Q11 was, however, impacted by an increase in churn as customers migrated from one operator to the other in order to benefit from their promotions.

•

Fixed-line ARPU declined marginally (-2%) versus 2Q11 mainly as a result of fixed to mobile substitution. In Broadband, Infostrada continued to post a positive growth in ARPU, which increased by over 5% to EUR 19.5 mln.

ITALY KEY INDICATORS
Euro mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Revenues	1,397	1,363	2%	4,146	4,069	2%
Total operating expenditures	832	806	3%	2,559	2,473	3%
EBITDA	565	557	1%	1,587	1,596	-1%
EBITDA margin	40.5%	40.9%		38.3%	39.2%
Capex	226	214	5%	606	545	11%
Capex / revenues	16%	16%		15%	13%

Mobile
Total revenues	1,026	1,021	0%	3,036	3,005	1%
EBITDA	479	487	-2%	1,365	1,381	-1%
EBITDA margin	46.7%	47.6%		45.0%	46.0%
Subscribers (‘000)	20,802	19,622	6%	20,802	19,622	6%
ARPU (€)	15.7	16.8	-7%	15.7	16.7	-6%
MOU	196	183	7%	194	181	7%

Fixed
Total revenues	371	341	9%	1,110	1,064	4%
EBITDA	86	70	23%	223	215	3%
EBITDA margin (%)	23.3%	20.6%		20.1%	20.2%
Total voice subscribers (‘000)	3,094	2,910	6%	3,094	2,910	6%
Total fixed-line ARPU (€)	33	33	-2%	33	34	-3%
Broadband subscribers (‘000)	2,073	1,805	15%	2,073	1,805	15%
Broadband ARPU (€)	19.5	18.5	5%	19.3	18.4	5%
Dual-play subscribers (‘000)	1,696	1,485	14%	1,696	1,485	14%

CANADA

—	Active subscriber base increased by 13% QoQ to 358 thousand driven by strong share of net additions

—	Distribution network expanded further

Globalive Wireless Management Corporation, operating under the brand name Wind Mobile in Canada, is accounted for under the equity method and, therefore, we only disclose operational information in the quarterly earnings release.

At the end of 3Q11, Wind Mobile had 358 thousand active subscribers. Third quarter indicators show continued strong customer acceptance across different market segments, increasing WIND Mobile’s active subscriber base by 13% in 3Q11 and reinforcing its solid share of net adds.

This occurred in a climate of increased competition during the summer and back to school season. WIND Mobile’s distribution network reached a total of 400 active points of sale during the quarter, including approximately 163 WIND branded locations. WIND Mobile’s distribution network serves customers across all market segments and is comprised of a mix of corporate stores and kiosks, strategic alliances, exclusive dealers, and third party retailers.

CANADA KEY INDICATORS

Mobile	3Q11	2Q11	3Q10

Subscriber (‘000)	358	317	140
ARPU (CAD)	27.1	27.8	n.a.

BUSINESS UNIT AFRICA & ASIA - FINANCIAL AND OPERATING RESULTS

—   Subscriber base approached 78 million, a 15% increase

—   Net operating revenues increased 5% YoY to USD 957 million, resulting from growth in all operating units

—   EBITDA grew 13% YoY, reflecting revenue growth and focus on cost optimization

—   Strong EBITDA margin of 45.4%

In the third quarter of 2011, net operating revenues in Africa and Asia increased by 5% YoY driven by strong subscriber growth across our countries. Total subscribers grew by 15% to 78 million. EBITDA increased by 13%, as a result of management’s continued focus on cost optimization, leading to a strong EBITDA margin of 45.4%.

ALGERIA (“DJEZZY”)

In Algeria, revenues for 3Q 2011 increased by 6% in local currency terms. Due to the appreciation of the local currency against the USD, revenues grew almost 10% in USD terms compared to the same period last year, in line with the recovery trend. EBITDA increased 4% in local currency terms, while the currency appreciation against the USD resulted in an 8% increase in USD terms. The growth in EBITDA is mostly due to the combination of revenue growth coupled with tight cost management, which led to a stable EBITDA margin of 59.1%. The decrease in capex was mainly due to limitations on importing goods. Subscribers increased 9% YoY, due to a continued successful focus on churn management. ARPU increased almost 3% in USD terms, due to the appreciation of the local currency this quarter, while declining 1.3% in local currency terms compared to the same period last year. The decrease is mainly due to the full effect of Ramadan in the whole month of August 2011. Market share dropped slightly by 0.2 p.p compared to the previous year, due to competitive pressures, while maintaining market leadership.

PAKISTAN (“MOBILINK”)

Subscriber base increased 6% YoY, as a result of the ongoing location-based promotions and reactivation promotions. Mobilink’s revenues for the third quarter of this year increased by 6.5% in local currency compared to 3Q 2010, as a result of its growing subscriber base and higher pre-paid VAS revenues. EBITDA showed an increase of 11% as a result of applied cost efficiency measures and higher revenues. These led to an increase in EBITDA margin of 1.5 p.p. to 41%. Capex increased 67% to support IT and network development. Mobilink continued to focus on the youth segment through dedicated products and offerings, as well as rolling out a number of activities to promote value added services

BANGLADESH (“BANGLALINK”)

The subscriber base increased by over 22% YoY, and banglalink exceeded 22 million subscribers, as a result of a more aggressive acquisition strategy following the SIM tax reduction in 2Q 11. Revenue growth for the quarter reached over 14% in local currency terms, while currency devaluation led to a 7% increase in USD terms. EBITDA increased 85% YoY, as a result of revenue growth and reduced SIM card costs. In local currency terms, banglalink’s EBITDA increased almost by 100% compared to the same period last year. Capex increased 25% mainly due to the focused network rollout in line with the customer acquisition strategy.

SUB SAHARAN AFRICA (“TELECEL GLOBE”)

Subscribers increased 5% mostly attributable to further penetration of the rural segment in Burundi, while growth was slightly offset by the mandatory SIM registration process in Zimbabwe, as well as a short-lived SIM shortage in CAR. Revenues decreased by 24%, as a result of the market-wide price reductions in Burundi, in addition to the sale of Powercom Ltd in Namibia in 2Q 2011. EBITDA decreased 7% YoY due to lower revenues and the sale of Powercom Ltd.

SOUTH EAST ASIA

The subscriber base increased by 494% YoY approaching 3 million, mainly driven by subscriber growth in Vietnam. Revenues for South East Asia increased 248% YoY while EBITDA declined by 67% due to roll out in Vietnam. In Laos, 3G licensing was obtained.

AFRICA & ASIA KEY INDICATORS
USD mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Revenues	957	910	5%	2,797	2,657	5%
Total operating expenditures	523	525	-	1,552	1,524	2%
EBITDA	434	385	13%	1,245	1,133	10%
EBITDA margin	45.4%	42.3%		44.5%	42.6%
Capex	156	116	34%	329	361	-9%
Capex / revenues	16%	13%		12%	14%

For details per country unit please see Attachment B

BUSINESS UNIT UKRAINE – FINANCIAL AND OPERATING

RESULTS

—    Healthy top line revenue growth of 4% and leading market position

—    Strong growth in mobile and fixed data revenues

—    Doubling of fixed residential broadband subscribers

—    EBITDA declined marginally by 1%, due to revenue mix change and higher OPEX

—    Maintained high operating margins through continued synergy realization

—    Synergies continued to be ahead of plan

Business Unit Ukraine continued to deliver solid results in the third quarter with revenue growth, stable high margins and strong growth in the fixed-line segment, particularly in fixed broadband. Synergy realization also continues to be ahead of plan.

•	Total revenue reached UAH 3.5 bln, up 4% YoY, driven by growth in both mobile and fixed segments.

•

Mobile revenue was up by 1.7% YoY as a result of a 1.4% increase in ARPU to UAH 43. Mobile subscribers decreased 1.2% YoY to 24.7 mln, which was due to our focus on quality subscriptions rather than tourist promotions.

•	Data revenue grew 27% YoY to UAH 212 mln supported by growth in mobile internet traffic usage and increase in the usage of bundles.

•	Fixed revenue increased by 35% YoY mainly due to 53% growth in wholesale and 94% growth in fixed broadband with 117% growth in subscriber base, which reached 324 thoursand in 3Q11. Fixed broadband ARPU decreased YoY due to price-based competition in the market.

•

EBITDA declined marginally in 3Q11, as a result of the lower gross margin driven by a shift to off-net traffic and higher OPEX resulting from a temporary shift in advertising campaigns to 3Q and higher technical OPEX driven by growth in mobile and fixed. We expect this trend of higher OPEX to remain in place going forward as we continue to grow subscribers and traffic. EBITDA margin was 53.7%.

•	CAPEX was UAH 644 mln, up 60% YoY, due to increased investments in fixed broadband, as well as in mobile operations.

UKRAINE KEY INDICATORS

UAH mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	3,485	3,365	4%	9,752	9,291	5%
Total operating expenditures	1,615	1,481	9%	4,471	4,367	2%
EBITDA	1,870	1,885	-1%	5,281	4,924	7%
EBITDA margin	53.7%	56.0%		54.2%	53.0%
Capex	644	403	60%	1,476	1,421	4%
Capex / revenues	18%	12%		15%	15%

Mobile
Mobile net operating revenues	3,227	3,174	2%	9,035	8,708	4%
Mobile subscribers (‘000)	24,747	25,057	-1%
Mobile ARPU (UAH)	43.1	42.6	1%
MOU	467	433	8%

Fixed-line
Fixed-line net operating revenues	257	191	35%	717	583	23%
Fixed-line broadband revenues	43	22	94%	111	59	89%
Fixed-line broadband subscribers (‘000)	324	149	117%
Fixed-line broadband ARPU (UAH)	46.6	59.1	-21%

BUSINESS UNIT CIS* – FINANCIAL AND OPERATING

RESULTS

—    Double digit revenue growth in almost all markets

—    Maintained subscriber base growth with focus on quality

—    Continued positive trends in voice and data usage

—    Solid EBITDA growth of 24% to USD 198 million

Overall, the CIS business continues to deliver strong operational and financial results. Despite intensified competition, revenues continued to grow at double-digit rates YoY in all CIS markets except Armenia as a result of improving macroeconomic conditions, strong product quality, and efficient sales and marketing efforts.

•	Consolidated revenues in 3Q11 were USD 430 million, growing 19% YoY. The positive dynamics in revenues resulted in an improvement in market position in all key markets.
•	Total mobile revenue increased by 21% YoY to USD 386 million. Voice revenue was the main source of this positive trend, which was driven by sales and active subscriber base growth.

•	Data revenue increased 108% YoY with an increasing data traffic trend.
•

Total fixed revenues grew by 7% YoY to USD 44 million mainly due to increases in wholesale revenue in Tajikistan and broadband revenue in Armenia. Consolidated EBITDA was USD 198 million, up 23% YoY, with a margin of 46.0%, an increase of 1.6 pp YoY, despite continued aggressive competition in key markets.

•	Capex more than doubled YoY as a result of acceleration of network roll-out to support voice and data traffic growth.

KAZAKHSTAN

Kazakhstan, our largest market in the CIS, demonstrated revenue growth of 12% YoY in 3Q11 despite intensified competition. EBITDA remained strong, but declined slightly YoY due to new regional offers and higher sales and marketing expenses. However, QoQ, EBITDA improved by 11% driven by revenue growth.

UZBEKISTAN

In Uzbekistan, the positive trend in sales and subscriber base growth continued in 3Q11, which resulted in improvement in market position. Revenues were up 36% YoY and EBITDA increased by 58% YoY due to our sales and marketing activities, regional 3G network roll-out and data development.

ARMENIA

Our revenue in Armenia increased by 5% YoY in 3Q11 with the subscriber base growing in the mobile segment by 31% YoY and in the fixed broadband segment by 99%. EBITDA margin stabilized at the 40% level. Market position in the mobile segment, together with fixed and mobile data development, remain our main focus in this market.

KYRGYZSTAN

Revenue showed significant growth of 26% YoY in Kyrgyzstan in 3Q11 mainly due to active subscriber base growth and an increase in the number of mobile internet users and traffic. Our subscriber base grew by 29% YoY and data traffic increased by 511% YoY. Efficient SG&A spending, together with a positive revenue dynamic, resulted in solid EBITDA performance.

TAJIKISTAN

We recorded a 32% increase in revenue in Tajikistan in 3Q11 due to growth of sales, voice revenue as well as growth of international traffic termination and transit traffic termination volume. EBITDA almost doubled YoY as a result of positive revenue dynamics.

GEORGIA

Georgia demonstrated strong revenue and subscriber base growth in 3Q11. Despite APPM erosion and tough market competition, EBITDA was 33% higher YoY supported by revenue growth.

CIS KEY INDICATORS

USD mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	430	361	19%	1,170	992	18%
Total operating expenditures	232	201	16%	638	531	20%
EBITDA	198	160	24%	532	461	15%
EBITDA margin	46.0%	44.4%		45.5%	46.5%
Capex	180	78	130%	385	181	112%
Capex / revenues	42%	22%		33%	18%

Mobile
Mobile subscribers (‘000)	18,712	14,782	27%	18,712	14,782	27%
- of which mobile broadband (‘000)	138	20	579%	138	20	579%
Fixed-line
Fixed-line broadband subscribers (‘000)	166	74	124%	166	74	124%
Fixed-line broadband revenues	8	3	167%	20	8	150%

* CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan (since the first quarter of 2010), Tajikistan, and Georgia.

For details per country unit please see Attachment B

CONFERENCE CALL INFORMATION

On November 14, 2011, the Company will host a media conference call on its third quarter 2011 results at 10:30 am CET and an analyst & investor conference call at 14:00 CET. The call and slide presentation may be accessed at http://www.vimpelcom.com

10:30 am CET media conference call		2:00 pm CET investor and analyst conference call
US call-in number:	+ 1 877 616-4476	US call-in number:	+ 1 877 616-4476
International call-in number:	+ 1 402 875-4763	International call-in number:	+ 1 402 875-4763

The conference calls replay and the slide presentation webcasts will be available until November 21, 2011 and December 14, 2011, respectively. The slide presentations will also be available for download on the Company’s website.

10:30 am CET media call replay		2:00 pm CET investor and analyst call replay
US replay number:	+1 855 859-2056	US Replay number:	+1 855 859-2056
Confirmation code:	23294097	Confirmation code:	23292604

International replay:	1 404 537-3406	International replay:	+1 404 537-3406
Confirmation code:	23294097	Confirmation code:	23292604

CONTACT INFORMATION

INVESTOR RELATIONS

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Marine Babayan

Russia, Ukraine and CIS

Investor_Relations@vimpelcom.com

Tel. +7 495 974 5888 (Moscow)

Stefano Songini

Europe & North America and Fixed Income

ir@mail.wind.it

Tel +39 06 83113099 (Rome)

Noha Khalil

Africa & Asia and Orascom Telecom

Noha.khalil@vimpelcom.com

otinvestorrelations@otelecom.com

Tel: +202 2461 5050 / 51 (Cairo)

MEDIA AND PUBLIC RELATIONS Elena Prokhorova pr@vimpelcom.com Tel: +7 495 725 0705 (Moscow)

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating to the benefits and synergies from the Company’s transaction with Wind Telecom and the expected growth and development of the Company’s operations. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate Wind Telecom, its Ukrainian operations and other newly-acquired businesses, if the Company is unable to complete the demerger of certain Wind Telecom assets and other factors. In addition, there are risks related to the combination with Wind Telecom, including the possibility that the anticipated benefits of the combination may not materialize as expected; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the transaction; the possibility that Telenor may succeed in the arbitration against the Company and Altimo Holdings and Investments Ltd. or bring other legal challenge (including requests for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the Company’s control. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2011 VimpelCom had 199 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

CONTENT OF THE ATTACHMENT TABLES

Attachment A	VimpelCom Ltd Financial Statements	15

Attachment B	Country units key indicators CIS and Asia & Africa	18

Attachment C	Reconciliation Tables	21
	Average Rates of Functional Currencies to USD

Attachment D	Wind Telecomunicazioni group condensed financial statement of income	23

Attachment E	Definitions	24

For more information on financial and operating data for specific countries, please refer to the supplementary file FactbookQ22011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

USD (000)	Actual Three months ended September 30		Actual Nine months ended September 30
	2011	2010	2011	2010

Operating revenues
Service revenues	5,910,915	2,785,966	13,978,346	7,567,961
Sales of equipment and accessories	126,246	35,072	326,642	106,190
Other revenues	56,115	3,352	63,346	23,000

Net operating revenues	6,093,275	2,824,390	14,368,334	7,697,151

Operating expenses
Service costs	1,520,252	594,687	3,526,500	1,649,297
Cost of equipment and accessories	180,525	44,276	409,086	118,505
Selling, general and administrative expenses	1,806,959	799,122	4,393,418	2,208,835
Depreciation	930,291	408,284	2,235,216	1,137,486
Amortization	338,748	137,771	731,342	321,010
Impairment loss		-	-	-
Provision for doubtful accounts	45,672	8,685	98,597	39,812

Total operating expenses	4,822,447	1,992,825	11,394,159	5,474,945

Operating income	1,270,828	831,565	2,974,175	2,222,206

Other income and expenses
Interest income	37,218	14,558	72,028	42,182
Net foreign exchange gain/(loss)	(200,314)	27,267	(86,617)	5,808

Interest expense	(518,013)	(125,713)	(1,121,868)	(399,637)
Equity in net gain/(loss) of associates	(15,980)	19,201	30,212	26,505
Other expenses, net	(232,299)	(26,512)	(344,077)	(84,868)

Total other income and expenses	(929,388)	(91,199)	(1,450,322)	(410,010)

Income before income taxes	341,440	740,365	1,523,853	1,812,198

Income tax expense	250,085	230,303	551,210	561,310

Net income from continuing operations	91,354	510,062	972,643	1,250,888

Profit from discontinued operations	12,462	-	15,859	-

Net income/(loss)	103,816	510,062	988,502	1,250,888

Net income attributable to the noncontrolling interest	(550)	14,161	55,307	38,768

Net income attributable to VimpelCom	104,366	495,901	933,194	1,212,120

Basic EPS :
Net income attributable to VimpelCom per common share	0.07	0.39	0.64	1.05

Weighted average common shares outstanding (thousand)	1,618,121	1,291,232	1,492,630	1,178,629

Diluted EPS :
Net income attributable to VimpelCom per common share	0.07	0.39	0.64	1.05

Weighted average diluted shares (thousand)	1,618,470	1,291,655	1,493,229	1,179,141

   *Adjusted for the impact through changes in redeemable noncontrolling interest

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONSOLIDATED BALANCE SHEET

USD (000)	Actual September 30, 2011	Actual June 30, 2011	Actual December 31, 2010

Assets
Current assets:
Cash and cash equivalents	3,442,697	3,190,214	885,125
Trade accounts receivable, net of allowance for doubtful accounts	2,608,432	2,725,943	506,322
Inventory	250,971	315,689	137,413
Deferred income taxes	95,371	94,164	117,236
Input value added tax	148,069	159,963	137,958
Due from related parties	72,626	96,840	87,151
Short-term bank deposits	118,378	63,143	34,305
Other current assets	2,374,250	2,379,186	383,964
Assets held for sale	1,555,486	1,526,237	-

Total current assets	10,666,282	10,551,378	2,289,474

Property and equipment, net	14,326,238	15,183,944	6,935,287
Telecommunications licenses, net	3,211,067	3,488,752	562,931
Goodwill	17,170,792	18,238,118	7,003,714
Other intangible assets, net	6,809,987	7,561,820	1,481,800
Software, net	938,034	1,034,869	627,330
Investments in associates	1,221,954	1,279,688	446,130
Due from related party	6,200	8,539	4,905
Other non-current assets	1,648,790	1,525,752	576,324

Total assets	55,999,344	58,872,861	19,927,895

Liabilities, redeemable non-controlling interest and equity
Current liabilities:
Accounts payable	3,788,748	4,149,840	963,450
Due to employees	297,255	267,488	108,050
Due to related parties	22,172	22,367	5,634
Accrued liabilities	947,092	1,323,825	212,323
Taxes payable	1,171,463	764,492	233,848
Customer advances, net of VAT	826,056	855,987	452,055
Customer deposits	61,059	66,933	33,835
Deferred income taxes	85,061	24,001	50,313
Short-term debt	1,600,033	1,636,640	1,162,444
Liabilities associated to assets held for sale	770,000	770,000	-

Total current liabilities	9,568,940	9,881,574	3,221,952

Deferred income taxes	2,278,734	2,414,396	688,206
Long-term debt	24,403,599	25,755,792	4,498,861
Other non-current liabilities	1,821,023	1,787,038	184,133

Total liabilities	38,072,296	39,838,800	8,593,152

Redeemable noncontrolling interest	533,446	528,855	522,076
Equity
Convertible voting preferred stock (0.001 USD nominal value per share), 433,532,000 shares authorized; 433,532,000 shares issued and outstanding	434	434	129
Common stock (0.001 USD nominal value per share), 2,630,639,827 shares authorized; 1,628,199,135 shares issued (December 31, 2010: 1,302,559,308); 1,618,120,527 shares outstanding (December 31, 2010: 1,292,050,700)	1,628	1,628	1,303
Ordinary stock (0.001 USD nominal value per share), 50,000,000 shares authorized; nil shares issued and outstanding	-	-	-
Additional paid-in capital	11,017,364	11,042,875	6,292,269
Retained earnings	5,554,743	5,483,596	5,153,819
Accumulated other comprehensive loss	(1,135,715)	(198,152)	(561,154)
Treasury stock, at cost, 10,078,608 shares of common stock (December 31, 2010: 10,508,608)	(212,242)	(219,463)	(215,763)

Total VimpelCom shareholders’ equity	15,226,212	16,110,918	10,670,603

Noncontrolling interest	2,167,388	2,394,288	142,064

Total equity	17,393,602	18,505,206	10,812,667
Total liabilities, redeemable noncontrolling interest and equity	55,999,344	58,872,861	19,927,895

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

USD (000)	Actual Three months ended September 30,	Actual Nine months ended September 30,
	2011	2011	2010

Operating activities
Net income	103,816	988,502	1,250,888
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation & Amortization	1,269,039	2,966,559	1,458,496
Loss on foreign currency translation	200,314	86,617	(5,808)
Other	102,662	142,586	(61,625)
Changes in operating assets and liabilities:	180,426	(92,596)	259,134
Net cash provided by operating activities	1,856,257	4,091,668	2,901,086
Investing activities
Purchases of property and equipment	(952,296)	(2,315,312)	(750,530)
Purchases of intangible assets	(157,834)	(171,571)	(15,245)
Purchases of software	(42,484)	(146,798)	(145,591)
Proceeds from sale of property, plant and equipment	16,286	74,321	-
Acqusition of subsidiaries, net of cash acquired	(4,277)	(933,994)	135,407
Receipts from associates	-	12,500	-
Payment for shares in Golden Telecom	-	-	(143,569)
Net flow from disposal of financial instruments	(48,894)	134,191	435,166
Loans receivable repayment / (granted)	(39,890)	(71,552)	17,605
Purchases of other assets, net	(7,820)	(23,712)	(15,065)

Net cash (used in)/provided by investing activities	(1,237,209)	(3,441,927)	(481,820)

Financing activities
Proceeds from bank and other loans	46,219	8,575,279	738,450
Repayments of bank and other loans	(233,125)	(6,113,719)	(1,589,976)
Payments of fees in respect of debt issues	(83)	(64,741)	(2,606)
Purchase of own shares	-	-	(479,936)
Payment of dividends	-	(500,397)	(2,049)
Payment of dividends to noncontrolling interest	-	-	(34,517)
Other (payments)/receipts, net	15,933	11,960	(11,887)
Net cash (used in)/from financing activities	(171,057)	1,908,382	(1,382,521)
		-
Effect of exchange rate changes on cash and cash equivalents	(192,842)	(143,254)	(16,691)
Cash and cash equivalents of discontinued operations and assets held for sale at the end of the period	142,703	142,703	-
Cash and cash equivalents of discontinued operations and assets held for sale at the beginning of the period	(145,369)	-	-
Net (decrease)/increase in cash and cash equivalents	252,484	2,557,655	1,020,053
Cash and cash equivalents at beginning of period	3,190,214	885,125	1,446,949
Cash and cash equivalents at end of period	3,442,697	3,442,697	2,467,002

	Three months ended September 30,	Nine months ended September 30,
	2011	2011	2010

Supplemental cash flow information
Non-cash activities:

Accounts payable for property, equipment and other long- lived assets	873,952	873,952	293,171

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA AND ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Revenues	35.39	33.41	6%	101.78	96.40	6%
EBITDA	20.90	20.03	4%	60.29	55.45	9%
EBITDA margin	59.1%	60.0%		59.2%	57.5%
Capex (USD mln)	5	10	-50%	19	55	-65%
Capex / revenues (USD)	1%	2%		1%	4%

Mobile
Subscribers (‘000)	16,289	14,919	9%
ARPU	715	725	-1%
MOU	286	287	-

PAKISTAN
PKR bln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Revenues	24.45	22.95	7%	72.92	70.40	4%
EBITDA	10.00	9.00	11%	29.59	27.86	6%
EBITDA margin	40.9%	39.2%		40.6%	39.6%
Capex (USD mln)	55	33	67%	152	95	60%
Capex / revenues (USD)	20%	12%		18%	12%

Mobile
Subscribers (‘000)	33,416	31,444	6%
ARPU	236	231	2%
MOU	197	192	2%

BANGLADESH
BDT bln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Revenues	9.6	8.4	14%	28.0	23.3	20%
EBITDA	3.2	1.6	98%	10.4	6.8	53%
EBITDA margin	33.3%	19.0%		37.1%	29.2%
Capex (USD mln)	64	51	25%	91	153	-41%
Capex / revenues (USD)	50%	42%		24%	46%

Mobile
Subscribers (‘000)	22,140	18,107	22%
ARPU	147	160	-8%
MOU	214	227	-6%

SUB SAHARAN AFRICA (TELECEL GLOBE)
USD mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Revenues	21.0	28.0	-24%	70.0	77.0	-9%
EBITDA	7.0	7.6	-7%	13.0	17.0	-24%
EBITDA margin	33.3%	27.1%		18.6%	22.1%

Mobile
Subscribers (‘000)	2,825	2,687	5%

SEA (CONSOLIDATED)
USD mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Revenues	17.4	5.0	248%	45.2	14.9	203%
EBITDA	-15.2	-8.8		-55.8	-25.5
EBITDA margin	n.a.	n.a.		n.a.	n.a.

Mobile
Subscribers (‘000)	3,000	505	494%

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN KZT mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	32,727	29,100	12%	89,106	79,710	12%
EBITDA	15,931	14,685	8%	43,959	43,155	2%
EBITDA margin	48.7%	50.5%		49.3%	54.1%
Capex (USD mln)	85	39	122%	164	70	134%
Capex / revenues (USD)	38%	20%		27%	13%

Mobile
Subscribers (‘000)	8,252	6,736	23%
ARPU (KZT)	1,262	1,419	-11%
MOU	162	130	24%
ARMENIA AMD mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	18,664	17,785	5%	53,043	50,875	4%
EBITDA	7,538	8,271	-9%	19,930	22,826	-13%
EBITDA margin	40.4%	46.5%		37.6%	44.9%
Capex (USD mln)	9	7	34%	24	13	76%
Capex / revenues (USD)	17%	13%		17%	10%

Mobile
Subscribers (‘000)	761	581	31%
ARPU (AMD)	3,281	4,176	-21%
MOU	264	287	-8%
UZBEKISTAN USD mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	73	54	36%	198	151	31%
EBITDA	35	22	58%	90	62	46%
EBITDA margin	47.3%	40.7%		45.4%	40.9%
Capex (USD mln)	68	22	202%	134	69	94%
Capex / revenues (USD)	93%	42%		68%	46%

Mobile
Subscribers (‘000)	5,688	4,398	29%
ARPU (USD)	4	4	2%
MOU	431	388	11%
TAJIKISTAN USD mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	29	22	32%	76	57	32%
EBITDA	14	8	66%	37	19	88%
EBITDA margin	47.3%	37.4%		48.3%	34.0%
Capex (USD mln)	4	2	83%	15	6	150%
Capex / revenues (USD)	15%	11%		20%	11%

Mobile
Subscribers (‘000)	937	772	21%
ARPU (USD)	10	7	38%
MOU	246	191	29%

GEORGIA GEL mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	30.0	23.9	26%	76.3	63.5	20%
EBITDA	9	6	33%	18	11	63%
EBITDA margin	28.4%	26.9%		23.8%	17.4%
Capex (USD mln)	10	6	60%	25	19	32%
Capex / revenues (USD)	53%	46%		56%	54%

Mobile
Subscribers (‘000)	793	529	50%
ARPU (GEL)	12	15	-18%
MOU	227	147	54%
KYRGYZSTAN KGS mln
	3Q11	3Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	1,730	1,368	26%	4,778	3,767	27%
EBITDA	958	402	138%	2,613	1,417	84%
EBITDA margin	55.4%	29.4%		54.7%	37.6%
Capex (USD mln)	4	3	68%	23	4	nm
Capex / revenues (USD)	11%	9%		22%	5%

Mobile
Subscribers (‘000)	2,281	1,766	29%
ARPU (KGS)	260	260	0%
MOU	308	288	7%

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM*

USD mln	Pro forma
	3Q11	3Q10	YTD 2011	YTD 2010

EBITDA	2,535	2,435	7,163	7,018

Adjustment for certain non-operating items	5	19	15	25
Depreciation	(930)	(742)	(2,636)	(2,216)
Amortization	(339)	(387)	(1,039)	(1,152)
Impairment loss	-	(9)	(2)	(24)

Operating income	1,271	1,316	3,501	3,650

Adjustment for certain non-operating items	(5)	(19)	(15)	(25)

EBIT	1,266	1,297	3,486	3,626

Financial income and expenses	(481)	(493)	(1,451)	(1,522)
- including interest income	37	22	111	117
- including interest expense	(518)	(516)	(1,563)	(1,639)
Net foreign exchange (loss)/gain and others	(444)	(24)	(367)	(441)
- including net foreign exchange (loss)/gain	(200)	121	10	(78)

- including equity in net (loss)/gain of associates	(16)	(16)	(4)	(76)
- including other (expense)/income, net	(232)	(149)	(388)	(311)
- including adjustment for certain non-operating items	5	19	15	25

EBT	341	779	1,668	1,664

Income tax expense	(250)	(316)	(668)	(741)

Profit (loss) from discontinued operations	12	-	12	-

Net income	104	463	1,013	921

Net (loss)/income attributable to the noncontrolling interest	(1)	3	33	(39)

Net Income attributable to VimpelCom Ltd.	104	460	980	961

*See also the supplementary file FactbookQ32011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM* (CONTINUED)

USD mln	Actual
	3Q11	3Q10	YTD 2011	YTD 2010

EBITDA	2,535	1,358	5,926	3,659

Adjustment for certain non-operating items	5	19	15	22
Depreciation	(930)	(408)	(2,235)	(1,137)
Amortization	(339)	(138)	(731)	(321)
Impairment loss	-	-	-	-

Operating income	1,271	832	2,974	2,222

Adjustment for certain non-operating items	(5)	(19)	(15)	(22)

EBIT	1,266	812	2,960	2,200

Financial income and expenses	(481)	(111)	(1,050)	(357)
- including interest income	37	15	72	42
- including interest expense	(518)	(126)	(1,122)	(400)
Net foreign exchange (loss)/gain and others	(444)	39	(386)	(31)
- including net foreign exchange (loss)/gain	(200)	27	(87)	6

- including equity in net (loss)/gain of associates	(16)	19	30	27
- including other (expense)/income, net	(232)	(27)	(344)	(85)
- including adjustment for certain non-operating items	5	19	15	22

EBT	341	740	1,524	1,812

Income tax expense	(250)	(230)	(551)	(561)

Profit (loss) from discontinued operations	12	-	16	-

Net income	104	510	989	1,251

Net (loss)/income attributable to the noncontrolling interest	(1)	14	55	39

Net Income attributable to VimpelCom Ltd.	104	496	933	1,212

*See also the supplementary file FactbookQ32011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT (ACTUAL)

Actual, USD mln	3Q10	4Q10	1Q11	2Q11	3Q11
Net debt	3,970	4,740	4,840	24,104	22,261
Cash and cash equivalents	2,467	885	1,858	3,190	3,443
Long - term and short-term deposits	56	36	592	99	153
Fair value hedge	-	-	-	-	147
Total debt,	6,493	5,661	7,290	27,393	26,004
incl. Long - term debt	4,367	4,499	6,047	25,756	24,404
incl. Short-term debt	2,126	1,162	1,243	1,637	1,600

AVERAGE RATES OF FUNCTIONAL CURRENCIES TO USD*

	Average rates			Closing rates
	YTD11	YTD10	YoY	YTD11	FY2010	Delta
Russian Ruble	28.77	30.25	5.1%	31.88	30.48	-4.4%
Euro	1.41	1.32	-6.4%	1.35	1.34	-1.0%
Algerian Dinar	72.55	74.52	2.7%	74.17	74.29	0.2%
Pakistan Rupee	85.88	85.18	-0.8%	87.48	85.67	-2.1%
Bangladeshi Taka	73.10	69.75	-4.6%	75.17	70.60	-6.1%
Vietnamese Dong	20,631	-	n/a	20,628	-	n/a
Lao Kip	8,009	-	n/a	8,003	-	n/a
Ukrainian Hryvnia	7.96	7.94	-0.3%	7.97	7.96	-0.1%
Kazakh Tenge	146.19	147.30	0.8%	147.87	147.40	-0.3%
Armenian Dram	369.68	378.06	2.3%	372.05	363.44	-2.3%
Georgian Lari	1.69	1.79	5.9%	1.66	1.77	6.6%
Kyrgyz Som	46.17	45.72	-1.0%	45.00	47.10	4.7%

  *Functional currencies in Tajikistan, Uzbekistan and Cambodia are US dollars.

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	9m 2011	9m 2010	Change
Revenue	4,065	3,994	1.8%
Other revenue	81	75	7.6%
Total Revenue	4,146	4,069	1.9%
EBITDA	1,588	1,596	-0.5%
D&A	(782)	(737)	6.1%
EBIT	805	859	-6.2%
Financial Income and expenses	(669)	(677)	-1.2%
EBT	137	182	-25.0%
Income Tax	(134)	(105)	27.2%
Profit/(Loss) from discontinued operations	6	26	-77.0%
Net income	9	102	-91.5%

ATTACHMENT E: DEFINITIONS

EBITDA is a non-U.S. GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under U.S. GAAP. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of Wind Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by net operating revenues, expressed as a percentage.

EBIT is a non-U.S. GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

EBT is a non-U.S. GAAP measure and is calculated as EBIT minus Financial income and expenses (which is calculated by subtracting interest income from interest expense) and Net foreign exchange (loss)/gain and others. Our management uses EBT as a supplemental performance measure and believes that it provides useful information about earnings of the Company before making accruals for income tax expenses. Reconciliation of EBT to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscribers during the period and dividing by the number of months in that period. For business unit Africa and Asia (except SEA) visitors roaming revenue is excluded from service revenues.

Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access via WiFi and USB modems using 3G/HSDPA technologies. Italian subsidiary measures broadband subscribers based on the number of active contracts signed. Russian business unit includes IPTV activities.

Capital expenditures (Capex), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Mobile subscribers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscribers also includes SIM-cards for use of mobile Internet service via USB modems and subscribers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all subscribers of Zimbabwe, which is accounted for as investment at cost, into business unit Africa and Asia and subscribers of all our Canada equity investee into business unit Europe and North America, both of which are included into total subscribers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

Net debt is a non-U.S. GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedge. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable U.S. GAAP financial measures, is presented below in the reconciliation tables section.

Reportable segments, the Company identified Russia, Europe and North America, Africa and Asia, CIS and Ukraine based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenues are eliminated in consolidation.

25

3Q 2011 Presentation Jo Lunder, CEO Amsterdam, November 14, 2011

© VimpelCom Ltd 2011
2
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the
Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the
Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

© VimpelCom Ltd 2011
3
Key messages
•
Strong mobile subscribers growth, surpassing 200 million mark
•
Double digit top line improvements
•
Organic growth in all Business Units
•
EBITDA margin declined due to performance in Russia, next step is converting top line growth into EBITDA growth
•
Integration of Wind Telecom on track to be completed by year-end
•
Strong cash flow generation

© VimpelCom Ltd 2011
4
Key developments
•
Announced Value Agenda for 2012-2014 focusing on
Profitable Growth
Operational Excellence
Capital Efficiency
•
Awarded 4G spectrum in Italy
•
Algeria risk and value sharing mechanism allowed to expire
•
OTH demerger process ongoing
•
Secured NPV USD 1.9 billion from integration of Wind Telecom
•
Appointment of Deputy CEO and COO
*  Pro Forma

© VimpelCom Ltd 2011
5
Key results
•
Mobile subscribers surpassed 200 million in October
•
Total fixed-line subscribers of 5 million
•
Revenues USD 6.1 bn, up 10% YoY
*
driven  by 5% organic growth
and favorable forex
•
EBITDA up 4% YoY
*
to USD 2.5 bn
•
Net income decreased to USD 104 million mostly driven by non-cash forex related items
•
Net cash from operating activities up 69% YoY to USD 1.9 bn
•
Net debt / LTM EBITDA improved to 2.4x
*
*  Pro Forma

© VimpelCom Ltd 2011 6 Financial Highlights Henk van Dalen, CFO

© VimpelCom Ltd 2011
7
3Q11 Financial Highlights
Consolidated financial highlights (Actual)
(USD million)
• Revenues more than doubled YoY
• EBITDA increased by 87% YoY
• Net cash from operating activities up 69%
• Capex of USD 1.2 billion in 3Q11
• Capex of  USD 2.9 billion YtD, 17% of revenues YtD
Actual
3Q 11 3Q 10 YoY
Net operating revenues 6,093 2,824 116%
EBITDA 2,535 1,358 87%
EBITDA margin 41.6% 48.1%
EBIT 1,266 812 56%
Net income to VimpelCom Ltd. 104 496 -79%
EPS, basic (USD) 0.07 0.39 -82%
Capital expenditures 1,193 520 129%
Net cash from operating activities (NCOA) 1,857 1,097 69%
NCOA per share 1.1 0.8 38%
CAPEX (Pro forma)*
(USD million)
CAPEX CAPEX / Revenue
* Excluding license payments
3,959
2,948
4,793
18%
17%
21%
FY 10 Q3 11 YTD Q3 11 LTM
(USD)

© VimpelCom Ltd 2011
8
3Q11 Pro Forma Financial Performance
Revenue EBITDA
Business
Units
Organic FX Organic FX
Russia 8% 6% -8% 5%
Ukraine 4% -1% -1% -1%
Europe & NA 2% 9% 1% 8%
CIS 19% - 24% -
Africa & Asia 5% - 13% -
Total 5% 5% -1% 5%
Pro forma
(USD million) Q3 11 Q3 10
Revenues 6,093 5,519
EBITDA 2,535 2,435
Depreciation/
Amortization/
Other
(1,269) (1,138)
EBIT 1,266 1,297
Tax (250) (316)
Financial
income /
expenses
(481) (493)
FX and Other (444) (24)
Net income 104 460
•
Net Income came in at USD 104 million, being 77% lower than 3Q 2010 on a pro forma basis. The main drivers of this USD 356 million decline were:
Unrealized forex losses of approximately USD 110 million attributable to the intercompany loan to Wind Mobile in Canada denominated in CAD due to negative movements in exchange rate of EGP towards CAD and of approximately USD 180 million due to movements in EUR towards USD rate as opposite to positive movements in 3Q 2010;
Non-cash loss of around USD 110 million related to the fair value adjustment of the embedded derivatives in Wind Italy;
Offset by other positive movements.

© VimpelCom Ltd 2011
9
Key Components
Consolidated Cash and Net Debt Development
Actual 3Q 2011 (USD million)
* See definition of EBITDA in earnings release. LTM stands for “last twelve months” to reporting date.
** See definition of net debt in earnings release
Debt, Cash and Ratios
Net Cashflow From Operating Activities, Actual
(USD million)
*** Forex effect on cash, non-cash changes debt,
Wind deposits and finance raising costs
(USD million)
September 30,
2011
Cash and Cash Equivalents 3,443
Total Assets 55,999
Gross Debt 26,004
-Short-term 1,600
-Long-term 24,404
Shareholders' equity 15,226
Gross Debt/Assets 0.5
Net Debt** 22,261
Pro forma LTM EBITDA* 9,429
- Pro forma LTM Operating income 4,376
Pro forma LTM Financial Income
and Expenses
1,921
Pro forma ratios LTM 3Q 11
September 30,
2011
Net Debt/ EBITDA 2.4
EBITDA/ Financial Income
4.9
and Expenses
Gross Debt/ EBITDA 2.8 1,004
1,231
4,092
3,670
1,857
Q1 11 Q2 11 Q3 11 9M 11 FY 10
27,393
(3,289)
24,104
(1,857)
1,160 (1,146)
22,261
3,743
26,004
Opening
gross debt
3Q11
Opening cash and
deposits
Opening net
debt
Net Cash from
Operating
activities
Cash Capex Other*** Closing
net debt
Closing cash,
deposits and fair
value hedge
Closing
gross debt
3Q11

© VimpelCom Ltd 2011
10
Debt Composition and Maturity Profile
Group Debt Maturity Schedule as of September 30, 2011 Actual
(USD million)
Debt Composition by Currency Actual
Q3 11 Q1 11 Q2 11
EURO
US Dollars
Russian Ruble
Other
Other
VimpelCom / OJSC
WIND
557
1,243
2,239
1,586
1,696
2,066
9,111
4,913
0 0
1,000
1,500
Q4 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
38%
43%
17%
% 2
43%
31%
18%
8%
60%
40%

© VimpelCom Ltd 2011 11 Business Units Performance Khaled Bichara, President and COO

© VimpelCom Ltd 2011
12
Highlights:
• Mobile subscribers 56.8 million, up 10% YoY
• Revenues RUR 69.6 million, up 8% YoY
• EBITDA margin declined to 40%
• More than 1.6 million mobile net adds
• Solid growth mobile data and increased data ARPU
• Mobile BB subscribers 2.4 million, up 59% YoY
• Strong growth of fixed broadband; continued
expansion of IPTV
• Fixed BB revenues RUR 2.2 billion, up 55% YoY
• In line with announced strategy, drive sustainable
profitable growth going forward
Revenues
(RUR billion)
53.8 53.8
50.1
54.4
58.1
10.5 10.7
10.3
10.8
11.5
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
EBITDA and EBITDA Margin
(RUR billion)
EBITDA EBITDA Margin
CAPEX
(RUR billion)
CAPEX CAPEX/Revenue
Mobile Fixed-line
BU Russia: Financial Highlights
69.6
60.4
64.5 64.3
-8% YoY +8% YoY
65.2
30.2
28.0
25.4
27.1
27.9
47.0%
43.4%
42.1%
41.5%
40.0%
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
48
35
59
19%
18%
23%
FY 10 Q3 11 YTD Q3 11 LTM

© VimpelCom Ltd 2011
13
Mobile subscribers
(million)
51.6
52.0
53.0
55.3
56.8
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
Mobile ARPU and MOU
343
333
308
327
334
222
228
218
244
251
Q3 10 Q4 10 Q1 11 Q2 11 Q311
ARPU MOU
Broadband subscribers
(million)
1.5
1.9
2.3
2.4
2.4
1.3
1.4
1.6
1.7
1.8
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
Broadband ARPU
(RUR)
370
402
410
414
410
246
238
227
209
219
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
Fixed BB ARPU Mobile BB ARPU Fixed BB subs Mobile BB subs
BU Russia: Operating Highlights
+46% YoY Fixed
+59% YoY Mobile
- 2%   YoY ARPU
+13% YoY MOU
+11% YoY Fixed
-11% YoY Mobile
+10% YoY
(RUR) (min)

© VimpelCom Ltd 2011
14
BU Russia: Addressing current situation
• On net  traffic stimulation
• Active promotions in small screen data
segment
• Improve customer loyalty and actively manage
churn
• Optimized sales mix to improve contribution
margin in sales
• At the beginning of 2011 VIP was premium priced vs
competitors
• This caused VIP to reposition its focus on closing the
price gap in 2011 accelerating revenue growth and
improved market share
• However, resulting APPM decline caused gross
margin to fall
Revenues
Gross Margin
Technical
Commercial
Other
Opex
EBITDA
• Operational excellence program aimed at
driving cost savings of at least RUR 5 billion
in 2012, including following projects:
Network sharing and outsourcing
initiatives to decrease network
maintenance costs
Optimized structure of dealer
commissions
Optimized cash collection
• Acceleration in network construction drove higher
maintenance costs
• High sales volumes ensure increase in active base
• However, total cost of sales SAC is growing faster than
revenue
• Changing tax legislation brought additional expenses
in S&B
• EBITDA margin declined to 40%
Current situation Actions

© VimpelCom Ltd 2011
15
BU Europe & NA: Financial Highlights Italy
Highlights:
Revenues*
(EUR million)
869
1038
982
1029
899
152
127
341
408
369
370 371
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
EBITDA* and EBITDA Margin
(EUR million)
EBITDA EBITDA Margin
CAPEX*
(EUR million)
CAPEX CAPEX/Revenue
*   IFRS
Total Revenues +2% YoY
Revenue excl.  Mobile incoming + 5% YoY
+1.4% YoY
Mobile
Revenue excl.
Incoming
Mobile
Incoming
Revenue
Fixed-line
557
534
496
526
565
40.9%
37.0%
36.8%
37.6%
40.5%
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
944
606
1,004
17%
15%
18%
FY 10 Q3 11 YTD Q3 11 LTM
•
Continued outperformance of the market
•
Mobile subscribers grow 6% YoY to 20.8 million
• Revenues up 2% YoY to EUR 1.4 billion driven by service
revenues up 1% and certain settlements in the quarter:
Total revenues excluding mobile incoming increase 5% YoY
• Solid growth of fixed broadband revenues (+23%) coupled
with an increase in ARPU
•
Strong growth in mobile Internet revenues, up 34%
• EBITDA growth of 1.4% to EUR 565 million, margin of
40.5%
•
Fixed broadband subscribers increased 15%

© VimpelCom Ltd 2011
16
Mobile subscribers
(million)
19.6
19.9
20.3
20.6
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
20.8
ARPU and MOU
(EUR) (min)
16.8
16.5
15.4
16.0
183
191
187
198
196
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
15.7
ARPU MOU
Broadband subscribers*
(thousands)
1,805 1,912
2,030
2,082 2,100
3,584
3,965
4,027 4,030
4,141
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
Fixed Broadband ARPU
(EUR)
18.5
17.9
19.3
19.2
19.5
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
BU Europe & NA: Operating Highlights Italy
+5% YoY
-7% YoY +6% YoY
*  Mobile broadband includes consumer customers that have
performed at least one mobile Internet event in the previous month on 2.5G/3G/3.5G network technology
+15% YoY Fixed
+16% YoY Mobile
Fixed BB subs Mobile BB subs

© VimpelCom Ltd 2011
17
BU Africa & Asia: Financial and Operating Highlights
Highlights:
• Subscriber base approached the 78 million mark
• Net operating revenues increased 5% YoY, resulting from
growth in all operating units
• EBITDA grew 13% YoY, reflecting revenue growth and
focus on cost optimization
• Strong EBITDA margin of 45.4%
•
Algeria:
Revenue increased 6% in local currency despite
challenging regulatory environment.
•
Pakistan:
6.5% revenue growth in local currency and 11%
EBITDA growth ; EBITDA margin 41%
•
Bangladesh:
EBITDA increased ~100% in local currency
driven by revenue growth and reduced SIM card costs
Revenues
(USD million)
910 895 891
949
957
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
EBITDA and EBITDA Margin
(USD million)
EBITDA EBITDA Margin
CAPEX
(USD million)
CAPEX CAPEX/Revenue
+5% YoY +13% YoY
536
329
504
15%
12%
14%
FY 10 Q3 11 YTD Q3 11 LTM
385
337
404
407
434
42.3%
37.7%
45.3%
42.9%
45.4%
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11

© VimpelCom Ltd 2011
18
Highlights:
• Continued healthy top line growth and
maintained leading market position
• Revenue UAH 3.5 million, up 4% YoY, driven by
growth in both mobile and fixed segments
• Strong growth in mobile data revenue, up 27% YoY
to UAH 212 million
• Fixed-line revenue up 35% YoY, reflecting 94%
increase in fixed broadband revenue YoY and 53%
in wholesale
• EBITDA down 1% YoY
Revenues
(UAH billion)
3.4
3.2
3.0
3.3
3.5
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
EBITDA and EBITDA Margin
(UAH billion)
1.9
1.7
1.6
1.8
56.0%
53.8%
54.0%
54.8%
53.7%
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
EBITDA EBITDA Margin
CAPEX
(UAH million)
CAPEX CAPEX/Revenue
BU Ukraine: Financial and Operating Highlights
-1% YoY +4% YoY
1.9
2,005
1,476
2,060
16%
15%
16%
FY 10 Q3 11 YTD Q3 11 LTM

© VimpelCom Ltd 2011
19
Highlights:
• Double digit revenue growth in almost all markets
• Revenues USD 430 million, up 19% YoY
• Fixed revenues USD 44 million, up 7% YoY
• Record data services revenue growth of 108% YoY
• EBITDA of USD 198 million, up 23%
• EBITDA margin 46%
• Continued investments in network roll out to support
data and voice traffic
• Kazakhstan revenue grew 12%, EBITDA remained
strong
• Uzbekistan improved market position with strong
growth of revenue and EBITDA due to 3G roll out
Revenues
(USD million)
321 321 310 348 386
41 41
41
41
44
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
+23% YoY
EBITDA and EBITDA Margin
(USD million)
160
155
159
175
44.4%
42.7%
45.3%
45.0%
46.0%
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
198
EBITDA EBITDA Margin
CAPEX
(USD million)
* This segment includes our operations in Kazakhstan,
Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia.
Mobile Fixed-line
CAPEX CAPEX/Revenue
362
362
351
389
BU CIS
*
: Financial and Operating Highlights
+19% YoY
430
437
385
641
32% 33%
42%
FY 10 Q3 11 YTD Q3 11 LTM

© VimpelCom Ltd 2011
20
Analyst and Investor Day tomorrow provides details of our strategy
Conclusion
•
Strong mobile subscribers growth, surpassing 200 million mark
•
Double digit top line improvements
•
Organic growth in all Business Units
•
Data growth across all subsidiaries
•
Integration of Wind Telecom on track to be completed by year-end
•
EBITDA declined due to performance in Russia, next step
is converting top line growth into EBITDA growth
•
Strong cash flow generation

Q&A Amsterdam, November 14, 2011

Thank you Amsterdam, November 14, 2011

© VimpelCom Ltd 2011
23
Contact Information
Please find herewith all contact details of VimpelCom’s Investor Relations team:
Gerbrand Nijman
Investor_Relations@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)
Marine Babayan
Russia, Ukraine and CIS
Investor_Relations@vimpelcom.com
Tel: +7 495 974 5888 (Moscow)
Noha Khalil
Asia & Africa and Orascom Telecom
otinvestorrelations@otelecom.com
Tel: +202 2461 5050 / 51 (Cairo)
Stefano Songini
Europe & North America and fixed income
ir@mail.wind.it
Tel +39 06 83113099 (Rome)

Appendices Amsterdam, November 14, 2011

© VimpelCom Ltd 2011

Average rates Closing rates
Currency YTD11 YTD10 YoY YTD11 FY2010 Delta
RUR
28.77 30.25
5.1%
31.88 30.48
-4.4%
EUR
1.41 1.32
-6.4%
1.35 1.34
-1.0%
DZD
72.55 74.52
2.7%
74.17 74.29
0.2%
PKR
85.88 85.18
-0.8%
87.48 85.67
-2.1%
BDT
73.10 69.75
-4.6%
75.17 70.60
-6.1%
VND 20,631 - n/a 20,628 - n/a
LAK 8,009 - n/a 8,003 - n/a
UAH
7.96 7.94
-0.3%
7.97 7.96
-0.1%
KZT
146.19 147.30
0.8%
147.87 147.40
-0.3%
AMD
369.68 378.06
2.3%
372.05 363.44
-2.3%
GEL
1.69 1.79
5.9%
1.66 1.77
6.6%
KGS
46.17 45.72
-1.0%
45.00 47.10
4.7%
Source: National Banks of the respective countries, Company
calculations
FOREX Development

© VimpelCom Ltd 2011

Reconciliation Tables
Reconciliation of consolidated EBITDA of VimpelCom
USD mln Pro forma
3Q11 3Q 10 YTD 2011 YTD 2010
Unaudited pro forma
EBITDA 2,535 2,435 7,163 7,018
Adjustment for certain non-operating items
5 19 15 25
Depreciation (930) (742) (2,636) (2,216)
Amortization (339) (387) (1,039) (1,152)
Impairment loss - (9) (2) (24)
Operating income
1,271 1,316 3,501 3,650
Adjustment for certain non-operating items (5) (19) (15) (25)
EBIT 1,266 1,297 3,486 3,626
Financial income and expenses (481) (493) (1,451) (1,522)
- including interest income 37 22 111 117
- including interest expense (518) (516) (1,563) (1,639)
Net foreign exchange (loss)/gain and others (444) (24) (367) (441)
- including net foreign exchange (loss)/gain
(200) 121 10 (78)
- including equity in net (loss)/gain of associates (16) (16) (4) (76)
- including other (expense)/income, net (232) (149) (388) (311)
- Including adjustment for certain non-operating items
5 19 15 25
EBT 341 779 1,668 1,664
Income tax expense (250) (316) (668) (741)
Profit (loss) from discontinued operations 12 - 12 -
Net income 104 463 1,013 921
Net (loss)/income attributable to the noncontrolling interest
(1) 3 33 (39)
Net Income attributable to VimpelCom Ltd. 104 460 980 961

© VimpelCom Ltd 2011

Reconciliation Tables
Reconciliation of consolidated EBITDA of VimpelCom (Continued)
USD mln Actual
3Q11 3Q 10 YTD 2011 YTD 2010
Unaudited
EBITDA 2,535 1,358 5,926 3,659
Adjustment for certain non-operating items
5 19 15 22
Depreciation (930) (408) (2,235) (1,137)
Amortization
(339) (138) (731) (321)
Impairment loss - - (0) -
Operating income 1,271 832 2,974 2,222
Adjustment for certain non-operating items
(5) (19) (15) (22)
EBIT
1,266 812 2,960 2,200
Financial income and expenses (481) (111) (1,050) (357)
- including interest income 37 15 72 42
- including interest expense (518) (126) (1,122) (400)
Net foreign exchange (loss)/gain and others
(444) 39 (386) (31)
- including net foreign exchange (loss)/gain
(200) 27 (87) 6
- including equity in net (loss)/gain of associates
(16) 19 30 27
- including other (expense)/income, net (232) (27) (344) (85)
- Including adjustment for certain non-operating items
5 19 15 22
EBT 341 740 1,524 1,812
Income tax expense (250) (230) (551) (561)
Profit (loss) from discontinued operations 12 - 16 -
Net income 104 510 989 1,251
Net (loss)/income attributable to the noncontrolling interest
(1) 14 55 39
Net Income attributable to VimpelCom Ltd.
104 496 933 1,212

© VimpelCom Ltd 2011

Reconciliation Tables
Reconciliation of consolidated net debt of VimpelCom
USD mln
3Q 10 4Q 10 1Q 11 2Q 11 3Q 11
Net debt 3,970 4,740 4,840 24,104 22,261
Cash and cash equivalents 2,467 885 1,858 3,190 3,443
Long - term and short-term deposits 56 36 592 99 153
Fair value hedge - - - - 147
Total debt, 6,493 5,661 7,290 27,393 26,004
incl. Long - term debt 4,367 4,499 6,047 25,756 24,404
incl. Short-term debt 2,126 1,162 1,243 1,637 1,600

VimpelCom Ltd.

Index sheet
Consolidated VIP Ltd.
Consolidated
BU Russia
Russia
BU Europe and North America
Italy
BU Africa and Asia
Algeria
Pakistan
Bangladesh
Sub Saharan Africa
SEA
BU Ukraine
Ukraine
BU CIS
Kazakhstan
Uzbekistan
Armenia
Tajikistan
Georgia
Kyrgyzstan

VimpelCom Ltd.

(in USD millions, unless stated otherwise, unaudited)

Consolidated	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
ACTUAL
Net operating revenues	2,231	2,642	2,824	2,816	2,743	5,532	6,093
Gross margin	1,703	2,041	2,185	2,115	2,035	4,005	4,392
Gross margin, %	76.3%	77.3%	77.4%	75.1%	74.2%	72.4%	72.1%
EBITDA	1,041	1,260	1,358	1,247	1,207	2,184	2,535
EBITDA margin	46.7%	47.7%	48.1%	44.3%	44.0%	39.5%	41.6%
Net income attributable to VimpelCom Ltd.	382	335	496	461	590	239	104
Capital expenditures (Capex)	179	382	520	1,143	456	966	1,193
Capex / revenues	8%	14%	18%	41%	17%	17%	20%

Mobile subscribers (millions)	67	89	92	93	95	193	199

PRO FORMA	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011

Net operating revenues	5,189	5,488	5,519	5,633	5,481	6,008	6,093
EBITDA	2,215	2,368	2,435	2,266	2,257	2,371	2,535
EBITDA margin	42.7%	43.1%	44.1%	40.2%	41.2%	39.5%	41.6%
Net income attributable to VimpelCom Ltd.	283	219	460	-52	564	312	104
Capital expenditures (Capex)	491	728	906	1,844	729	1,027	1,193
Capex / revenues	9%	13%	16%	33%	13%	17%	20%

Mobile subscribers (millions)	148	174	179	182	186	193	199

Russia

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	1,919	2,042	2,099	2,102	2,064	2,329	2,397
Gross margin	1,450	1,530	1,560	1,503	1,458	1,630	1,654
Gross margin, %	75.6%	74.9%	74.3%	71.5%	70.6%	70.0%	69.0%
Adjusted OIBDA	911	964	988	913	868	n.a.	n.a.
Adjusted OIBDA, %	47.5%	47.2%	47.1%	43.4%	42.1%	n.a.	n.a.
EBITDA	911	964	988	913	868	968	961
EBITDA margin	47.5%	47.2%	47.1%	43.4%	42.1%	41.5%	40.1%
SG&A	524	558	564	584	579	655	683
including Sales & Marketing Expenses	166	185	198	215	184	239	245
Capital expenditures	124	244	383	807	334	407	457

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	1,602	1,714	1,757	1,753	1,713	1,943	2,003
Adjusted OIBDA	820	875	886	814	778	n.a.	n.a.
Adjusted OIBDA, %	51.2%	51.1%	50.4%	46.5%	45.4%	n.a.	n.a.
EBITDA	820	875	886	814	778	859	850
EBITDA margin	51.2%	51.1%	50.4%	46.5%	45.4%	44.2%	42.5%

Subscribers (‘000)	51,254	50,912	51,615	52,020	52,991	55,251	56,824
Mobile ARPU (US$)	10.3	10.9	11.2	10.8	10.5	11.7	11.5
Mobile broadband subscribers using USB modems (‘000)	1,169	1,300	1,500	1,927	2,313	2,362	2,387
Mobile broadband ARPU (US$)	9.2	8.3	8.0	7.7	7.8	7.5	7.5
MOU, min	204	219	222	228	218	243	251
Churn 3 months active base (quarterly), %	10.6%	12.8%	12.3%	15.2%	14.6%	14.9%	16.3%

FIXED-LINE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	317	328	342	349	351	387	394
Adjusted OIBDA	91	89	102	99	90	n.a.	n.a.
Adjusted OIBDA, %	28.6%	27.1%	29.7%	28.2%	25.6%	n.a.	n.a.
EBITDA	91	89	102	99	90	107	111
EBITDA margin	28.6%	27.1%	29.7%	28.2%	25.6%	27.6%	28.1%

Fixed-line broadband revenues*	45	45	46	53	65	73	75
Fixed-line broadband subscribers (‘000)	1,167	1,199	1,257	1,421	1,569	1,671	1,833
Fixed-line broadband ARPU, US$	13.5	12.2	12.1	13.1	14.0	14.8	14.1
FTTB revenues	39	42	44	51	62	71	72
FTTB subscribers (‘000)	1,088	1,131	1,193	1,358	1,510	1,635	1,791
FTTB ARPU, US$	12.4	12.2	12.2	13.0	13.9	14.6	14.0

* Fixed broadband information for the period from 1Q2010 to 2Q2011 was adjusted for consistency purposes.

Italy

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011

Total revenues	1,295	1,411	1,363	1,446	1,351	1,399	1,397
of which TLC Service Revenues	1,243	1,338	1,317	1,340	1,289	1,347	1,325
EBITDA	483	556	557	534	496	526	565
EBITDA margin	37.3%	39.4%	40.9%	37.0%	36.8%	37.6%	40.5%
Capital expenditures*	128	203	214	398	146	234	226

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Total revenues	937	1,046	1,021	1,038	982	1,029	1,026
of which TLC Service Revenues	901	984	984	977	934	984	975
EBITDA	417	477	487	453	432	455	479
EBITDA margin	44.5%	45.6%	47.6%	43.7%	44.0%	44.2%	46.7%

Subscribers (‘000)	18,836	19,263	19,622	19,933	20,279	20,559	20,802
Mobile broadband subscriptions using USB modems (‘000)
Mobile broadband ARPU, €
Mobile ARPU, €	16.1	17.2	16.8	16.5	15.4	16.0	15.7
of which :
ARPU voice, €	13.2	13.8	13.5	13.1	12.1	12.7	12.0
ARPU data, €	2.9	3.3	3.3	3.3	3.3	3.3	3.6
MOU**, min	177	185	183	191	187	198	196
Total traffic**, mln. min.	9,883	10,530	10,600	11,263	11,260	12,106	12,070
Churn, annualised rate (%)	22.9%	24.2%	27.3%	28.0%	26.4%	26.6%	29.3%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Total revenues	357	366	341	408	369	370	371
of which TLC Service Revenues	342	354	332	363	355	363	350
EBITDA	66	79	70	81	65	71	86
EBITDA margin	18.4%	21.6%	20.6%	19.9%	17.6%	19.2%	23.3%
Total voice subscribers (‘000)	2,875	2,904	2,910	3,003	3,085	3,128	3,094
of which :
Total DIRECT voice subscribers (‘000)	2,066	2,108	2,136	2,226	2,312	2,357	2,349
Total INDIRECT voice subscribers (‘000)	809	797	774	777	773	771	745
Total fixed-line ARPU, €	34.7	34.8	33.3	33.3	33.6	33.4	32.6
Total Traffic, mln. min.	5,147	5,011	4,139	5,204	5,018	4,764	3,843

Total Internet subscribers (‘000)	1,944	1,956	1,973	2,056	2,158	2,196	2,175
of which :
Broadband (‘000)	1,713	1,765	1,805	1,912	2,030	2,082	2,073
Broadband ARPU, €	18.5	18.4	18.5	17.9	19.3	19.2	19.5

Dual-play subscribers (‘000)	1,403	1,450	1,485	1,579	1,662	1,689	1,696

* Excluding impact of FOC capex

**Starting from Q2 2010 we include incoming traffic from international in the calculation of total traffic and in calculation of average minutes of use; Q1 2010 has been reclassified accordingly.

Algeria

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	413	437	445	453	439	478	487
EBITDA	229	246	267	241	261	283	288
EBITDA margin	55.4%	56.3%	60.0%	53.3%	59.4%	59.2%	59.1%
Capital expenditures	48	-3	10	35	4	10	5

Subscribers (‘000)	14,790	15,142	14,919	15,087	15,509	15,964	16,289
Mobile ARPU (US$)	9.2	9.5	9.6	9.7	9.4	9.9	9.9
MOU, min	267	280	287	288	284	296	286
Churn 3 months active base (quarterly), %	6.4%	6.2%	7.3%	5.7%	4.7%	5.2%	5.5%

Pakistan

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	272	287	267	281	275	292	281
EBITDA	106	116	105	111	111	118	116
EBITDA margin	39.0%	40.4%	39.3%	39.6%	40.3%	40.4%	41.3%
Capital expenditures	25	37	33	48	45	52	55

Subscribers (‘000)	31,572	32,203	31,444	31,794	32,707	33,378	33,416
Mobile ARPU (US$)	2.8	2.9	2.7	2.9	2.8	2.8	2.7
MOU, min	203	210	192	221	206	213	197
Churn 3 months active base (quarterly), %	5.2%	5.9%	9.3%	8.2%	6.4%	7.1%	8.8%

Bangladesh

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	100	114	121	122	126	128	129
EBITDA	42	31	23	31	45	55	43
EBITDA margin	42.0%	27.2%	19.0%	25.2%	35.7%	42.7%	33.3%
Capital expenditures	58	44	51	82	13	14	64

Subscribers (‘000)	14,219	16,097	18,107	19,327	20,127	20,203	22,140
Mobile ARPU (US$)	2.3	2.5	2.3	2.1	2.0	2.0	1.9
MOU, min	233	237	227	221	205	211	214
Churn 3 months active base (quarterly), %	2.3%	2.1%	5.2%	4.6%	3.8%	5.1%	4.2%

Ukraine

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	45	311	426	404	375	412	437
Gross margin	29	254	351	336	312	345	357
Gross margin, %	63.5%	81.7%	82.4%	83.2%	83.2%	83.7%	81.6%
Adjusted OIBDA	10	165	242	216	204	n.a.	n.a.
Adjusted OIBDA, %	22.5%	53.0%	56.9%	53.5%	54.4%	n.a.	n.a.
EBITDA	10	163	239	217	202	226	235
EBITDA margin	22.1%	52.6%	56.0%	53.7%	54.0%	54.8%	53.7%
Adjusted SG&A***	18	89	114	117	110	120	122
including Sales & Marketing Expenses	3	17	21	22	15	17	18
Capital expenditures	6	59	51	74	46	58	81

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues*	23	286	402	380	348	382	405

Subscribers (‘000)	1,951	24,059	25,057	24,390	24,398	24,695	24,747
ARPU, US$	3.8	5.0	5.4	5.1	4.7	5.1	5.4
MOU, min	197	427	433	457	466	474	467
Churn 3 months active base (quarterly), %	18.5%	6.3%	5.3%	9.6%	5.3%	4.3%	6.2%

FIXED-LINE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues*	22	25	24	24	27	31	32

Fixed-line broadband revenue	2	2	3	4	4	5	5
Fixed-line broadband subscribers (‘000)**	92	107	149	200	235	293	324
Fixed-line broadband ARPU, US$	8.6	8.3	7.5	7.0	6.2	5.8	5.8
FTTB revenues	2	2	3	4	4	4	5
FTTB subscribers (‘000)	86	101	144	196	231	290	320
FTTB ARPU, US$	8.2	8.3	7.5	7.0	6.2	5.8	5.8

* Mobile and fixed revenues for the period from 2Q2010 to 4Q2010 were adjusted for consistency purposes

** Fixed line broadband subscription base has been revised for the period from 1Q2010 to 4Q2010 based on the standard VimpelCom definition for broadband subscribers to reflect a 3-months active base

*** Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Kazakhstan
(in USD millions, unless stated otherwise, unaudited)	209

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	160	184	197	194	183	203	223
Gross margin	123	145	156	152	139	150	159
Gross margin, %	77.2%	78.8%	79.1%	78.5%	75.7%	73.9%	71.1%
Adjusted OIBDA	89	106	112	99	93	n.a.	n.a.
Adjusted OIBDA, %	55.5%	57.4%	56.6%	51.2%	50.9%	n.a.	n.a.
EBITDA	88	105	100	95	93	99	109
EBITDA margin	55.3%	57.1%	50.5%	48.8%	50.7%	48.8%	48.7%
Adjusted SG&A*	35	40	56	57	45	51	50
including Sales & Marketing Expenses	9	13	16	19	13	18	16
Capital expenditures	6	26	39	122	10	68	85

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	156	181	193	188	174	194	212

Subscribers (‘000)	6,062	6,339	6,736	6,867	6,987	7,831	8,252
ARPU, US$	8.4	9.6	9.6	9.2	8.0	8.6	8.6
Mobile broadband subscribers using USB modems (‘000)	n.a.	n.a.	n.a.	n.a.	n.a.	47.6	51.6
MOU, min	102	125	130	124	113	144	162
Churn 3 months active base (quarterly), %	11.4%	8.9%	8.8%	11.2%	11.4%	9.4%	13.1%

FIXED-LINE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	3	4	5	5	10	9	11

Fixed-line broadband revenues	0.1	0.2	0.2	0.4	0.7	1.0	1.2
Fixed-line broadband subscribers (‘000)	3	4	6	12	15	15	34
Fixed-line broadband ARPU, US$	20.5	15.2	13.9	13.3	18.2	20.7	18.8

*Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Uzbekistan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	45	51	54	59	59	66	73
Gross margin	34	39	39	43	45	49	55
Gross margin, %	75.7%	76.3%	72.9%	72.7%	76.1%	74.2%	75.2%
Adjusted OIBDA	20	20	22	21	27	n.a.	n.a.
Adjusted OIBDA, %	43.3%	38.9%	40.7%	35.9%	45.7%	n.a.	n.a.
EBITDA	20	20	22	21	27	28	35
EBITDA margin	43.3%	38.9%	40.7%	35.9%	45.7%	42.9%	47.3%
Adjusted SG&A*	14	19	17	21	17	20	19
including Sales & Marketing Expenses	3	4	4	6	3	4	6
Capital expenditures	18	29	22	78	40	27	68

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	43	49	51	56	56	63	71

Subscribers (‘000)	3,489	3,997	4,398	4,822	5,102	5,347	5,688
ARPU, US$	4.2	4.1	4.1	4.0	3.8	4.0	4.2
Mobile broadband subscribers using USB modems (‘000)	7.7	10.5	12.9	25.5	29.7	42.5	48.7
MOU, min	369	383	388	403	391	413	431
Churn 3 months active base (quarterly), %	14.7%	3.7%	11.7%	14.2%	15.1%	15.1%	16.4%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	2	3	2	3	3	3	2

Fixed-line broadband revenues	0.4	0.4	0.4	0.5	0.6	1.4	1.3
Fixed-line broadband subscribers (‘000)	10	11	10	12	13	16	17
Fixed-line broadband ARPU, US$	14.8	14.4	13.7	14.4	15.5	31.4	26.5

* Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Armenia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	42	45	49	48	46	47	51
Gross margin	31	32	35	33	29	31	34
Gross margin, %	73.9%	71.2%	71.9%	69.3%	63.1%	67.0%	67.0%
Adjusted OIBDA	19	19	22	18	16	n.a.	n.a.
Adjusted OIBDA, %	45.8%	42.9%	45.4%	37.7%	34.0%	n.a.	n.a.
EBITDA	19	19	23	17	16	18	20
EBITDA margin	45.8%	42.0%	46.4%	36.4%	33.8%	38.3%	40.3%
Adjusted SG&A*	11	13	12	15	13	13	13
including Sales & Marketing Expenses	1	2	2	3	2	2	2
Capital expenditures	3	4	7	16	9	6	9

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	15	18	21	20	20	20	22

Subscribers (‘000)	549	567	581	672	699	733	761
ARPU, US$	9.0	10.3	11.4	10.0	7.8	8.3	8.9
Mobile broadband subscribers using USB modems (‘000)	7	7	7	7	8	10	11
MOU, min	346	270	287	275	238	262	264
Churn 3 months active base (quarterly), %	13.6%	16.0%	16.4%	14.1%	20.2%	20.4%	22.7%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	27	27	28	28	26	27	29

Fixed-line broadband revenues	1.7	2.2	2.7	3.2	3.7	4.7	5.2
Fixed-line broadband subscribers (‘000)	31	50	58	68	84	100	115
Fixed-line broadband ARPU, US$	19.7	17.7	17.7	17.1	15.4	16.2	15.8

*Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Tajikistan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	15	20	22	21	21	26	29
Gross margin	11	13	14	14	15	20	22
Gross margin, %	73.0%	64.7%	64.0%	67.3%	71.2%	75.0%	75.0%
Adjusted OIBDA	4	7	9	11	9	n.a.	n.a.
Adjusted OIBDA, %	29.7%	33.3%	39.6%	50.7%	44.9%	n.a.	n.a.
EBITDA	4	7	8	11	9	14	14
EBITDA margin	29.7%	33.3%	37.4%	49.8%	44.9%	51.9%	47.3%
Adjusted SG&A*	6	5	6	4	5	6	8
including Sales & Marketing Expenses	1	1	1	1	1	1	1
Capital expenditures	0	4	2	10	3	7	4

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	13	15	17	17	18	23	27

Subscribers (‘000)	820	784	772	787	804	870	937
ARPU, US$	5.6	6.1	7.1	7.1	7.6	9.4	9.8
Mobile broadband subscribers using USB modems (‘000)	n.a.	n.a.	n.a.	n.a.	n.a.	1.0	0.9
MOU, min	158	168	191	197	203	234	246
Churn 3 months active base (quarterly), %	13.6%	22.9%	22.8%	19.6%	18.6%	15.0%	15.1%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	2	5	6	5	3	3	2

*Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Georgia

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	11	12	13	12	12	15	18
Gross margin	6	6	8	8	8	10	12
Gross margin, %	52.3%	53.0%	64.6%	66.1%	66.7%	64.2%	68.5%
Adjusted OIBDA	1	2	4	2	2	n.a.	n.a.
Adjusted OIBDA, %	10.1%	13.0%	26.9%	16.5%	19.2%	n.a.	n.a.
EBITDA	1	2	4	2	2	3	5
EBITDA margin	10.1%	13.0%	26.9%	14.8%	19.2%	21.9%	28.2%
Adjusted SG&A*	5	5	5	6	6	6	7
including Sales & Marketing Expenses	1	1	1	1	1	2	2
Capital expenditures	4	9	6	18	7	9	10

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	11	11	13	11	12	14	17

Subscribers (‘000)	431	466	529	560	611	712	793
ARPU, US$	7.5	7.9	8.1	6.6	6.1	6.9	7.4
MOU, min	125	141	147	134	147	224	227
Churn 3 months active base (quarterly), %	11.2%	12.0%	11.4%	18.1%	17.2%	14.3%	16.8%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	0.3	0.4	0.4	0.5	0.4	0.8	0.5

*Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Kyrgyzstan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	26	28	29	31	31	35	39
Gross margin	20	21	22	24	23	27	29
Gross margin, %	78.4%	77.8%	74.4%	76.8%	76.4%	76.7%	76.4%
Adjusted OIBDA	10	13	12	15	17	n.a.	n.a.
Adjusted OIBDA, %	37.3%	46.5%	41.6%	49.7%	56.1%	n.a.	n.a.
EBITDA	10	13	9	15	17	18	21
EBITDA margin	37.3%	46.5%	29.4%	49.7%	56.1%	53.0%	55.3%
Adjusted SG&A*	8	9	13	8	6	8	8
including Sales & Marketing Expenses	2	1	1	2	1	2	2
Capital expenditures	1	0	3	11	4	15	4

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	26	28	29	31	31	35	39

Subscribers (‘000)	1,774	1,722	1,766	1,904	1,965	2,102	2,281
ARPU, US$	4.7	5.3	5.6	5.6	5.1	5.6	5.8
Mobile broadband subscribers using USB modems (‘000)	n.a.	n.a.	n.a.	n.a.	n.a.	23.3	25.9
MOU, min	194	236	288	313	290	319	308
Churn 3 months active base (quarterly), %	17.2%	17.3%	15.4%	13.1%	14.9%	10.2%	12.6%

*Adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Sub Saharan Africa (Telecel Globe)

(in US$ millions, unless stated otherwise, unaudited)

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	24	25	28	25	25	24	21
EBITDA	4	6	8	7	4	2	7
EBITDA margin	16.7%	24.0%	28.6%	26.6%	17.5%	7.5%	32.9%

Subscribers (‘000)	2,017	2,250	2,687	2,974	2,584	2,789	2,825
- CAR	361	349	393	441	420	447	450
- Burundi	736	807	938	1,007	1,023	1,041	1,132
- Zimbabwe*	920	1,094	1,356	1,526	1,141	1,301	1,243

Mobile ARPU (US$):
- CAR	7	6	6	6	5	5	6
- Burundi	6	6	6	5	3	3	4
- Zimbabwe*	8	6	7	5	4	6	7

* Zimbabwe is accounted for as investment at cost

SEA

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net operating revenues	4.4	5.5	5.0	6.9	10.0	17.8	17.4
Adjusted OIBDA	-8.6	-8.1	-8.8	-9.8	-3.2	n.a.	n.a.
Adjusted OIBDA, %	n.m.	n.m.	n.m.	n.m.	n.m.	n.a.	n.a.
EBITDA	-8.6	-8.1	-8.8	-9.8	-3.2	-37.4	-15.2
EBITDA margin	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011

Subscribers (‘000)	491	525	505	651	1,307	1,993	3,000
-Cambodia	491	525	505	651	757	818	800
-Laos	n.a.	n.a.	n.a.	n.a.	550	536	500
-Vietnam	n.a.	n.a.	n.a.	n.a.	n.a.	639	1,700

Mobile ARPU (US$):
- Cambodia	3.5	3.4	3.2	3.8	3.5	3.0	3.0
- Laos					n.m.	5.1	5.4
- Vietnam						n.m.	0.7